Exhibit (n)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Business Development Corporation of America:

We consent to the use of our report dated March 9, 2016 with respect to the consolidated statements of assets and liabilities, including the consolidated schedules of investments, of Business Development Corporation of America (and subsidiaries) as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in net assets and cash flows for the years then ended, and our report dated April 5, 2016 on the consolidated senior securities schedule of the Company, included herein, and to the references to our firm under the headings “Selected Financial Data”, “Senior Securities” and “Independent Registered Public Accounting Firm” in the Registration Statement on Form N-2.

 /s/KPMG LLP

New York, New York
May 25, 2016